The Philosopher's Stoneground, Inc (the "Company") a California

Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Philosopher Foods

Balance Sheet

As of December 31, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
ASSETS												
Current Assets												
Bank Accounts												
1000 SC County Bank x7374	58,752.26	49,716.79	73,625.39	82,306.23	87,006.06	67,480.60	38,944.63	37,625.65	46,990.98	31,005.46	36,568.97	21,532.37
1100 Petty Cash	208.00	208.00	208.00	208.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Clearing Accounts												
Amazon Marketplace Clearing	2,541.12	3,238.12	4,723.08	-490.25	-46.68	1,203.21	2,413.92	3,631.91	3,181.22	2,407.97	4,477.25	5,601.45
Bill.com Money In Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bill.com Money Out Clearing	225.00	225.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Cash Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Faire Clearing	2,514.34	6,593.05	0.00	7,351.03	9,521.76	12,896.24	15,266.70	13,794.13	17,000.60	18,295.17	17,774.76	11,494.74
PayPal Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Shopify Clearing	4,400.45	242.67	4,752.73	3,639.88	-914.87	-7,259.09	-4,682.67	-2,775.89	81.10	-565.82	13,591.05	1,713.27
Square Clearing	-403.48	-403.48	-403.48	-403.48	-403.48	-403.48	-413.34	-413.34	-492.43	-725.34	-1,553.02	0.00
Total Clearing Accounts	**9,277.43**	**9,895.36**	**9,072.33**	**10,097.18**	**8,156.73**	**6,436.88**	**12,584.61**	**14,236.81**	**19,770.49**	**19,411.98**	**34,290.04**	**18,809.46**
PayPal Balance	329.25	1,235.67	0.00	730.02	4,473.68	0.00	579.35	1,210.43	0.00	416.67	243.00	0.00
Rho - Operating Account									20,000.00	27,531.11	334,441.78	66,675.58
Rho - Savings												130,000.00
Stripe Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	**$68,566.94**	**$61,055.82**	**$82,905.72**	**$93,341.43**	**$99,636.47**	**$73,917.48**	**$52,108.59**	**$53,072.89**	**$86,761.47**	**$78,365.22**	**$405,543.79**	**$237,017.41**
Accounts Receivable												
Accounts Receivable	64,732.29	27,066.77	47,243.27	54,745.31	34,667.42	36,476.53	80,234.60	71,435.19	69,311.32	58,699.48	51,998.01	44,482.22
Total Accounts Receivable	**$64,732.29**	**$27,066.77**	**$47,243.27**	**$54,745.31**	**$34,667.42**	**$36,476.53**	**$80,234.60**	**$71,435.19**	**$69,311.32**	**$58,699.48**	**$51,998.01**	**$44,482.22**
Other Current Assets												
Allowance for Doubtful Accounts	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66	62,230.66
Inventory Asset	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Base Ingredients	18,010.02	30,810.67	25,159.34	14,478.42	17,984.01	15,239.80	14,486.80	51,796.07	31,940.05	32,340.27	29,890.24	31,908.14
Finished Goods	29,818.28	45,119.04	27,659.17	21,482.88	9,276.34	6,853.28	18,501.56	11,073.76	11,705.73	12,075.70	8,793.19	7,330.22
Materials - Packaging	17,107.60	13,665.16	9,899.20	24,008.36	28,937.14	20,537.56	18,654.82	23,538.21	19,513.08	19,831.16	12,394.18	21,278.51
Materials - Sanitation											687.56	640.38
Materials - Shipping Supplies	4,535.52	7,418.30	6,301.32	5,599.34	4,739.16	5,922.28	7,213.15	7,690.85	8,472.54	9,407.71	6,836.92	3,897.13
Prepaid Inventory	7,760.00	0.00	2,282.50	0.00	0.00	0.00	7,200.00	0.00	0.00	2,730.00	2,730.00	0.00
WIP	9,542.40	11,727.69	13,803.43	6,054.72	6,910.83	7,641.71	6,926.95	14,983.92	6,030.40	2,059.19	13,485.25	12,179.80
Total Inventory Asset	**86,773.82**	**108,740.86**	**85,104.96**	**71,623.72**	**67,847.48**	**56,194.63**	**72,983.28**	**109,082.81**	**77,661.80**	**78,444.03**	**74,817.34**	**77,234.18**
Prepaid Insurance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Prepaid Invoice	13,155.93	6,455.93	6,700.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Undeposited Funds	689.55	567.44	771.36	521.05	567.44	567.44	3,032.94	567.44	567.44	567.44	567.44	0.00
Total Other Current Assets	**$162,849.96**	**$177,994.89**	**$154,806.98**	**$134,375.43**	**$130,645.58**	**$118,992.73**	**$138,246.88**	**$171,880.91**	**$140,459.90**	**$141,242.13**	**$137,615.44**	**$139,464.84**
Total Current Assets	**$296,149.19**	**$266,117.48**	**$284,955.97**	**$282,462.17**	**$264,949.47**	**$229,386.74**	**$270,590.07**	**$296,388.99**	**$296,532.69**	**$278,306.83**	**$595,157.24**	**$420,964.47**
Fixed Assets												
Accumulated Amortization	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60	-891.60
Machinery & Equipment	150,653.16	150,653.16	150,653.16	154,551.16	150,653.16	150,653.16	150,653.16	150,653.16	152,406.56	152,406.56	159,113.62	209,093.62
Accumulated Depreciation	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44	-106,208.44
Leasehold Improvements									7,185.55	7,185.55	20,064.29	23,844.29
Packaging Machine (High Speed)		55,327.19	110,654.38	110,654.38	120,399.76	120,399.76	120,399.76	120,399.76	120,399.76	120,399.76	120,399.76	120,399.76
Total Machinery & Equipment	**44,444.72**	**99,771.91**	**155,099.10**	**158,997.10**	**164,844.48**	**164,844.48**	**164,844.48**	**164,844.48**	**173,783.43**	**173,783.43**	**193,369.23**	**247,129.23**
Vehicle-Mercedes Van	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50	61,018.50
Vehicles - Van	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Website Domain	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18	10,699.18
Total Fixed Assets	**$115,270.80**	**$170,597.99**	**$225,925.18**	**$229,823.18**	**$235,670.56**	**$235,670.56**	**$235,670.56**	**$235,670.56**	**$244,609.51**	**$244,609.51**	**$264,195.31**	**$317,955.31**

Philosopher Foods

Balance Sheet

As of December 31, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
Other Assets												
Security Deposit	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00
Total Other Assets	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**	**$12,000.00**
TOTAL ASSETS	**$423,419.99**	**$448,715.47**	**$522,881.15**	**$524,285.35**	**$512,620.03**	**$477,057.30**	**$518,260.63**	**$544,059.55**	**$553,142.20**	**$534,916.34**	**$871,352.55**	**$750,919.78**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	149,900.98	161,467.52	144,244.07	149,903.16	169,891.63	184,270.52	217,313.89	220,592.14	185,981.22	212,541.40	256,258.96	206,921.02
Total Accounts Payable	**$149,900.98**	**$161,467.52**	**$144,244.07**	**$149,903.16**	**$169,891.63**	**$184,270.52**	**$217,313.89**	**$220,592.14**	**$185,981.22**	**$212,541.40**	**$256,258.96**	**$206,921.02**
Credit Cards												
Bank of America x6406	9,651.32	9,309.81	10,032.36	9,961.76	9,995.63	9,904.24	9,582.52	9,519.97	2,227.78	2,098.16	2,070.52	2,093.66
Chase Card x1764	39,035.93	41,233.38	41,253.31	41,015.53	41,088.14	40,946.19	40,703.85	41,062.21	40,816.87	41,067.75	41,263.07	40,859.67
Citi - Credit Card (3707)	5,855.73	6,033.80	4,288.80	5,678.04	6,132.35	279.98	1,577.06	1,670.79	155.99	473.71	333.72	286.19
Skypoint x7858	19,575.88	21,112.27	20,617.27	20,129.27	19,653.27	19,159.27	18,668.27	18,183.27	21,597.55	21,614.66	21,120.66	21,234.20
Total Credit Cards	**$74,118.86**	**$77,689.26**	**$76,191.74**	**$76,784.60**	**$76,869.39**	**$70,289.68**	**$70,531.70**	**$70,436.24**	**$64,798.19**	**$65,254.28**	**$64,787.97**	**$64,473.72**
Other Current Liabilities												
Accrued Expense	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Credit Key Loan	0.00	0.00	0.00	0.00	0.00	0.00	7,416.00	17,892.94	24,061.73	15,831.94	10,074.14	4,316.34
Deferred Revenue	1,137.81	1,137.81	1,137.81	1,137.81	1,137.81	1,137.81	3,603.31	3,603.31	4,083.67	4,083.67	4,720.63	-4,200.00
Due to Fungi	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Due to Regenerative Foods	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Marsh - PO Factoring									30,832.98	30,832.98	30,832.98	0.00
Owner Loan - Tim Richards									6,861.80	6,861.80	6,861.80	6,861.80
Paypal Loan									7,185.55	7,121.25	7,121.25	0.00
Payroll Liability	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-7,901.45	0.00	0.00	0.00	0.00
Roth Contribution Liability	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sales Tax Payable	8.94	8.94	8.94	8.94	8.94	8.94	8.94	8.94	8.94	8.94	8.94	8.94
Total Other Current Liabilities	**$1,146.75**	**$1,146.75**	**$1,146.75**	**$1,146.75**	**$1,146.75**	**$1,146.75**	**$11,028.25**	**$13,603.74**	**$73,034.67**	**$64,740.58**	**$59,619.74**	**$6,987.08**
Total Current Liabilities	**$225,166.59**	**$240,303.53**	**$221,582.56**	**$227,834.51**	**$247,907.77**	**$255,706.95**	**$298,873.84**	**$304,632.12**	**$323,814.08**	**$342,536.26**	**$380,666.67**	**$278,381.82**
Long-Term Liabilities												
CARE Notes-												
9Five15 Investments LLC - CARE Note			25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Alpert - CARE Note	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Armigo - CARE note	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	9,673.41	10,000.00
Corsaro Family - CARE Note	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	40,947.71	41,947.71
Dowdell - CARE note	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	46,892.30	47,892.30
Friedlander - CARE Note #1	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,446.15	23,946.15
Friedlander - CARE Note #2	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	48,245.30	49,245.30
Herzing - CARE Note	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	48,415.72	50,000.00
Raines Cohen - CARE note #1	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	47,892.30	50,000.00
Raines Cohen - CARE note #2	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	24,189.60	25,000.00
Rhys Marsh - CARE note #1	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	43,911.40	44,911.40
Rhys Marsh - CARE Note #2	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	46,229.26	47,229.26
Rhys Marsh - CARE Note #3	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	48,440.06	49,440.06
Rhys Marsh - CARE Note #4	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	49,858.70	50,000.00
Rhys Marsh - CARE Note #5			50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
RiverStyx Foundation - CARE Note		25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
TSasque LLC - CARE Note	93,784.60	91,784.60	91,784.60	89,784.60	89,784.60	89,784.60	89,784.60	89,784.60	89,784.60	89,784.60	89,784.60	89,784.60

Philosopher Foods

Balance Sheet

As of December 31, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
Total CARE Notes-	571,926.51	594,926.51	669,926.51	667,926.51	667,926.51	667,926.51	667,926.51	667,926.51	667,926.51	667,926.51	667,926.51	679,396.78
Convertible Notes												
Awni Hannun	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22	96,113.22
Cienega Capital LLC	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
Daniel Hilsinger	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00	3,333.00
Dottie Pendleton - Convertible Note										20,000.00	20,000.00	20,000.00
Dowdell - Convertible	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00	26,000.00
Dowdell - Convertible #2	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00	24,000.00
Dr. Bronner's	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Frederick Smith	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
Friedlander - Convertible	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
Green Spark Capital II LLC	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
Mary Ann Hilary Furda	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48	24,165.48
Michael Frost	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
Michael Mojher	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76	11,111.76
Michael Mojher - Note #2		10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Nicholas Tommarello - WeFunder Convertible Note #2	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00	65,850.00
Nicholas Tommarello - WeFunder Convertible Note #3	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00	8,411.00
Nicolas Tommarello - WeFunder Convertible Note #1	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00	26,100.00
Robert Eisenbach	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Roy Kornbluh	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36	7,291.36
Sassafras - Convertible Note											316,000.00	316,000.00
Taryn Segal	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
The A Team Foundation	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Total Convertible Notes	752,375.82	762,375.82	762,375.82	762,375.82	762,375.82	762,375.82	762,375.82	762,375.82	762,375.82	782,375.82	1,098,375.82	1,098,375.82
Due to Lenders												
Armigo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bill Duran	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Frederick Smith - Loan									20,000.00	20,000.00	20,000.00	20,000.00
Furda	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gemini Benefits Partner	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Hannun	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mark Richards	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00	69,000.00
Mytels	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Patrick Magoon - Loan									9,000.00	9,000.00	9,000.00	8,357.83
Ravenscroft	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reynen	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Weidman	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	24,583.86	15,562.47
Weinstein	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Due to Lenders	93,583.86	93,583.86	93,583.86	93,583.86	93,583.86	93,583.86	93,583.86	93,583.86	122,583.86	122,583.86	122,583.86	112,920.30
EIDL	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00	449,900.00
Fermentorium Loan - Leaf	10,777.18	10,506.56	10,235.94	10,235.94	9,709.88	9,451.44	9,193.00	8,934.56	8,676.12	8,417.68	8,159.24	7,900.80
Forklift/Racking Loan - Leaf	16,432.55	15,910.83	15,389.11	14,867.39	14,345.67	13,823.95	13,302.23	12,780.51	12,258.79	11,737.07	11,215.35	10,693.63
Grinder Loan - Leaf												50,773.34
Loan - Bank of America (Mercedes)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loan - Kiva	13,749.99	12,916.65	12,499.98	12,083.31	11,666.64	11,666.64	11,249.97	10,416.63	9,999.96	9,583.29	9,166.62	8,749.95
Pacific Community Ventures	64,337.33	61,426.55	61,501.81	58,591.03	56,106.35	53,394.28	50,483.50	47,572.72	45,200.30	42,289.52	39,378.74	36,918.95
Packaging Attachment Loan - Leaf					9,203.96	8,933.25	8,662.54	8,391.83	8,121.12	7,850.41	7,579.70	7,308.99
Packaging Machine Loan - Leaf		55,327.19	55,327.19	54,174.54	51,869.24	50,716.59	49,563.94	48,411.29	47,258.64	46,105.99	44,953.34	43,800.69
PPP Loan #1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PPP Loan #2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SBA 7a Loan - BOLT	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00	82,000.00
Senior CARE												
Friedlander - Senior CARE #1								35,000.00	35,000.00	35,000.00	35,000.00	35,000.00
Rhys Marsh - Senior CARE #1								35,000.00	35,000.00	35,000.00	35,000.00	35,000.00
Total Senior CARE								70,000.00	70,000.00	70,000.00	70,000.00	70,000.00
Total Long-Term Liabilities	$2,055,083.24	$2,138,873.97	$2,212,740.22	$2,205,738.40	$2,208,687.93	$2,203,772.34	$2,198,241.37	$2,262,293.73	$2,286,301.12	$2,300,770.15	$2,611,239.18	$2,658,739.25
Total Liabilities	$2,280,249.83	$2,379,177.50	$2,434,322.78	$2,433,572.91	$2,456,595.70	$2,459,479.29	$2,497,115.21	$2,566,925.85	$2,610,115.20	$2,643,306.41	$2,991,905.85	$2,937,121.07

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
Equity												
Opening Balance Equity	55,900.00	55,900.00	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19	111,227.19
Owner Contributions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Owner Distributions	-11,574.42	-11,610.36	-11,676.25	-11,676.25	-11,719.18	-11,719.18	-11,719.18	-11,719.18	-11,719.18	-11,719.18	-11,719.18	-11,719.18
Retained Earnings	-1,855,161.10	-1,855,161.10	-1,861,838.98	-1,861,838.98	-1,861,838.98	-1,865,846.55	-1,865,846.55	-1,865,846.55	-1,866,768.04	-1,866,768.04	-1,866,768.04	-1,876,455.24
SAFE NOTES - TIG	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00
Net Income	-88,494.32	-162,090.57	-191,653.59	-189,499.52	-224,144.70	-258,583.45	-255,016.04	-299,027.76	-332,212.97	-383,630.04	-395,793.27	-451,754.06
Total Equity	**$ -1,856,829.84**	**$ -1,930,462.03**	**$ -1,911,441.63**	**$ -1,909,287.56**	**$ -1,943,975.67**	**$ -1,982,421.99**	**$ -1,978,854.58**	**$ -2,022,866.30**	**$ -2,056,973.00**	**$ -2,108,390.07**	**$ -2,120,553.30**	**$ -2,186,201.29**
TOTAL LIABILITIES AND EQUITY	**$423,419.99**	**$448,715.47**	**$522,881.15**	**$524,285.35**	**$512,620.03**	**$477,057.30**	**$518,260.63**	**$544,059.55**	**$553,142.20**	**$534,916.34**	**$871,352.55**	**$750,919.78**

Profit and Loss by Month

Philosopher Foods

January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Income													
4000 Sales													
Ecomm Sales													
Amazon Sales	15,514.19	16,035.63	24,719.06	23,141.54	22,902.82	21,623.90	19,537.13	26,029.87	18,009.21	17,850.22	35,203.47	22,631.70	263,198.74
Faire Sales	9,112.92	7,087.53	7,097.92	8,931.12	9,970.17	7,611.16	10,688.26	7,636.81	10,225.00	9,863.01	9,632.40	10,564.60	108,420.90
Shopify Sales	89,218.98	30,915.08	48,616.89	45,761.39	25,447.52	21,474.10	34,720.14	19,405.78	27,554.09	28,319.59	47,745.82	27,198.74	446,378.12
Total for Ecomm Sales	**113,846.09**	**54,038.24**	**80,433.87**	**77,834.05**	**58,320.51**	**50,709.16**	**64,945.53**	**53,072.46**	**55,788.30**	**56,032.82**	**92,581.69**	**60,395.04**	**$817,997.76**
Wholesale	52,763.42	11,206.88	36,502.72	48,206.82	23,305.68	27,832.18	54,976.30	37,238.23	70,098.40	55,475.16	55,124.55	67,755.84	$540,486.18
Shipping Income	139.20	59.23							25.00		209.76	671.71	1,104.90
Total for Wholesale	**52,902.62**	**11,266.11**	**36,502.72**	**48,206.82**	**23,305.68**	**27,832.18**	**54,976.30**	**37,238.23**	**70,123.40**	**55,475.16**	**55,334.31**	**68,427.55**	**$541,591.08**
Total for 4000 Sales	**166,748.71**	**65,304.35**	**116,936.59**	**126,040.87**	**81,626.19**	**78,541.34**	**119,921.83**	**90,310.69**	**125,911.70**	**111,507.98**	**147,916.00**	**128,822.59**	**$1,359,588.84**
4500 Deductions to Income													
Chargebacks/MCBs	-514.18	-168.34		-891.19	-1,101.95	-1,886.34		-1,828.70	-3,158.53	-2,419.59	-4,649.49	-5,608.43	-22,226.74
Discounts													
Sales Discount - Amazon	-324.72	-58.39	-357.18	-233.57	-229.62	-191.00	-145.11	-251.03	-154.89	-33.18	-314.55	-157.79	-2,451.03
Sales Discount - Faire	-839.92	-112.80	0.00	0.00	0.00	0.00	-821.98	-216.00	0.00	0.00	0.00	0.00	-1,990.70
Sales Discount - Shopify	-54,524.55	-5,712.78	-9,905.25	-10,308.35	-2,630.93	-1,515.67	-5,591.74	-1,492.26	-1,802.73	-2,269.48	-8,993.33	-3,370.62	-108,117.69
Sales Discount - Wholesale Quickpay	-134.68	-426.75	-203.52	-661.27	-568.63	-498.77	-100.50	-673.73	-1,069.96	-1,248.96	-1,220.12	-1,145.84	-7,952.73
Total for Discounts	**-55,823.87**	**-6,310.72**	**-10,465.95**	**-11,203.19**	**-3,429.18**	**-2,205.44**	**-6,659.33**	**-2,633.02**	**-3,027.58**	**-3,551.62**	**-10,528.00**	**-4,674.25**	**-$120,512.15**
Off Invoice									-288.00			-86.36	-374.36
Refunds												-1,299.30	-$1,299.30
Sales Refunds & Allowances - Amazon	-179.94	-293.90	-388.87	-521.75	-240.92	-351.86	-439.86	-369.89	-514.83	-94.96	-927.73	-615.81	-4,940.32
Sales Refunds & Allowances - Shopify	-466.02	-375.73	-199.91	-415.43	-397.22	-416.86	-113.86	-828.70	-441.32	-632.99	-457.12	-614.53	-5,359.69
Total for Refunds	**-645.96**	**-669.63**	**-588.78**	**-937.18**	**-638.14**	**-768.72**	**-553.72**	**-1,198.59**	**-956.15**	**-727.95**	**-1,384.85**	**-2,529.64**	**-$11,599.31**
Spoilage/Turnover	-96.60							-299.54	-50.77	-79.07			-525.98
Trade Spend													
Distributor Marketing	-3,616.08	-986.22	-518.95	-612.81	-600.46	-1,246.32	-584.22	-11.71	-604.38	-655.95	-713.35	-656.47	-10,806.92
Scanbacks/Promos		-69.00		0.00	-3,899.58		-1,115.67	-3,258.40		-75.00			-8,417.65
Slotting			-7,100.00				-3,123.23						-10,223.23
Total for Trade Spend	**-3,616.08**	**-1,055.22**	**-7,618.95**	**-612.81**	**-4,500.04**	**-1,246.32**	**-4,823.12**	**-3,270.11**	**-604.38**	**-730.95**	**-713.35**	**-656.47**	**-$29,447.80**
Total for 4500 Deductions to Income	**-60,696.69**	**-8,203.91**	**-18,673.68**	**-13,644.37**	**-9,669.31**	**-6,106.82**	**-12,036.17**	**-9,229.96**	**-8,085.41**	**-7,509.18**	**-17,275.69**	**-13,555.15**	**-$184,686.34**
Co-Packing Income					1,916.00				2,465.50			10,865.50	15,247.00
PayPal Sales	2,623.77	2,247.62	4,226.87	2,172.82	4,351.51	1,602.05	3,222.08	1,511.64	1,363.80				23,322.16
Shipping Income	213.40	84.66	198.87	115.46	122.68	33.52	116.61	78.04	52.71				$1,015.95
Shipping Income - Amazon	191.03	26.13	260.61	84.67	142.11	63.72	35.29	105.68	29.69	8.28	175.30	39.53	1,162.04
Shipping Income - Shopify	2,196.91	1,743.48	1,739.83	1,240.96	1,112.91	734.33	1,129.86	897.33	1,164.12	1,162.73	989.49	844.04	14,955.99
Total for Shipping Income	**2,601.34**	**1,854.27**	**2,199.31**	**1,441.09**	**1,377.70**	**831.57**	**1,281.76**	**1,081.05**	**1,246.52**	**1,171.01**	**1,164.79**	**883.57**	**$17,133.98**
Total for Income	**111,277.13**	**61,202.33**	**104,689.09**	**116,010.41**	**79,602.09**	**74,868.14**	**112,389.50**	**83,673.42**	**122,902.11**	**105,169.81**	**131,805.10**	**127,016.51**	**$1,230,605.64**

Profit and Loss by Month

Philosopher Foods
January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Cost of Goods Sold													
5000 Cost of Goods Sold													
5005 Product Cost													
COGS - Finished Goods	5,341.10	-15,300.76	17,459.87	6,176.29	12,206.54	2,423.06	-11,648.28	7,427.80	-631.97	-369.97	3,282.51	1,462.97	27,829.16
COGS - Ingredients	51,696.59	31,961.80	15,607.26	10,394.62	21,871.26	18,159.21	21,754.80	23,358.53	32,235.82	43,111.90	20,293.85	34,369.50	324,815.14
COGS - Labor Costs	9,265.51	7,856.76	10,602.98	6,538.70	7,837.94	7,608.93	8,026.39	11,779.38	10,815.75	8,561.34	10,455.27	13,822.33	113,171.28
COGS - Manufacturing/CoPacker Fees	450.00												450.00
COGS - Packaging	8,167.79	8,711.59	4,692.41	569.27	-3,030.78	9,818.25	8,379.72	-2,373.52	9,327.91	6,261.87	10,300.95	8,345.64	69,171.10
COGS - Production Facility Rent	5,025.00	5,025.00	5,025.00	5,025.00	5,025.00	5,025.00	5,025.00	5,025.00	5,025.00	5,160.00	5,160.00	5,160.00	60,705.00
COGS - Supplies & Materials	5,227.67	67.58	3,042.49	2,831.39	2,196.55	589.65	977.10	2,543.49	2,913.49	919.65	4,060.49	7,645.35	33,014.90
COGS - Utilities	2,359.65	2,431.58	2,514.25	1,249.23	589.16	1,899.31	3,365.42	2,406.39	3,360.43	3,841.31	2,489.36	3,884.36	30,390.45
COGS - WIP	-3,838.18	-2,185.29	-2,075.74	7,748.71	-856.11	-730.88	714.76	-8,056.97	8,953.52	3,971.21	-11,426.06	1,305.45	-6,475.58
Total for 5005 Product Cost	**83,695.13**	**38,568.26**	**56,868.52**	**40,533.21**	**45,839.56**	**44,792.53**	**36,594.91**	**42,110.10**	**71,999.95**	**71,457.31**	**44,616.37**	**75,995.60**	**$653,071.45**
Freight In		3,490.50		440.31	648.00	595.13		800.00	177.76	935.00	673.95	940.66	8,701.31
Total for 5000 Cost of Goods Sold	**83,695.13**	**42,058.76**	**56,868.52**	**40,973.52**	**46,487.56**	**45,387.66**	**36,594.91**	**42,910.10**	**72,177.71**	**72,392.31**	**45,290.32**	**76,936.26**	**$661,772.76**
Total for Cost of Goods Sold	**83,695.13**	**42,058.76**	**56,868.52**	**40,973.52**	**46,487.56**	**45,387.66**	**36,594.91**	**42,910.10**	**72,177.71**	**72,392.31**	**45,290.32**	**76,936.26**	**$661,772.76**
Gross Profit	**27,582.00**	**19,143.57**	**47,820.57**	**75,036.89**	**33,114.53**	**29,480.48**	**75,794.59**	**40,763.32**	**50,724.40**	**32,777.50**	**86,514.78**	**50,080.25**	**$568,832.88**
Expenses													
6000 Logistics & Fulfillment								1,433.15					$1,433.15
Freight Out	751.10	2,518.04	764.08	672.99	2,857.68	1,781.00	4,239.12	10,896.24	3,612.45	1,033.32	1,830.36	1,521.74	32,478.12
Shipping Charges - DTC	10,487.21	6,662.59	7,477.48	7,287.45	6,884.29	4,373.88	5,812.82	2,434.61	6,275.33	14,069.55	6,180.75	11,909.84	89,855.80
Warehouse & Fulfillment	15,576.86		6,930.61										$22,507.47
Shipping/Facility Supplies	32.50			0.00					431.65	146.30			610.45
Total for Warehouse & Fulfillment	**15,609.36**		**6,930.61**	**0.00**					**431.65**	**146.30**			**$23,117.92**
Total for 6000 Logistics & Fulfillment	**26,847.67**	**9,180.63**	**15,172.17**	**7,960.44**	**9,741.97**	**6,154.88**	**10,051.94**	**14,764.00**	**10,319.43**	**15,249.17**	**8,011.11**	**13,431.58**	**$146,884.99**
6500 Selling Expenses													
Amazon Fees	8,368.21	4,595.63	9,715.64	9,041.47	9,478.73	6,541.53	6,290.82	11,074.57	8,060.29	6,855.23	14,701.22	9,018.44	103,741.78
Commissions		1,577.12											1,577.12
Consultants - Sales	6,200.00	6,200.00	2,700.00	2,700.00	2,700.00		1,732.50	1,732.50	1,732.50	1,732.50	1,982.50	2,016.36	$31,428.86
Broker Fees - Distribution	5,507.50		2,500.00	2,500.00	2,500.00	2,500.00	3,685.48	3,287.50	3,287.50	3,266.08	3,872.58	3,444.41	36,351.05
Total for Consultants - Sales	**11,707.50**	**6,200.00**	**5,200.00**	**5,200.00**	**5,200.00**	**2,500.00**	**5,417.98**	**5,020.00**	**5,020.00**	**4,998.58**	**5,855.08**	**5,460.77**	**$67,779.91**
Shopify Fees	509.85	786.64	774.80	491.87		68.94						29.99	2,662.09
Total for 6500 Selling Expenses	**20,585.56**	**11,582.27**	**17,267.56**	**14,733.34**	**14,678.73**	**9,110.47**	**11,708.80**	**16,094.57**	**13,080.29**	**11,853.81**	**20,556.30**	**14,509.20**	**$175,760.90**
7000 Advertising & Marketing												166.77	$166.77
Demos	137.21	555.44							400.00	1,243.37	118.75	75.00	350.00	2,879.77
Digital Media	11,020.14	15,949.59	4,922.61	1,323.71	422.40	2,731.16	1,937.88	5,716.66	167.48	2,071.56	3,197.88	2,954.25	$52,415.32
Amazon Ads									301.82	340.57	15.37		657.76
Total for Digital Media	**11,020.14**	**15,949.59**	**4,922.61**	**1,323.71**	**422.40**	**2,731.16**	**1,937.88**	**5,716.66**	**469.30**	**2,412.13**	**3,213.25**	**2,954.25**	**$53,073.08**
Events & Tradeshows	300.00	2,195.00	3,014.44	-110.65		287.50			1,293.00	250.00	6,275.00	3,835.75	17,340.04
General Marketing				254.15	150.00								404.15
Marketing Contractors										517.21	1,254.61	3,177.20	4,949.02
Promotional & Printing	69.00	115.51	3,897.48	1,500.00	187.50		18.05	31.37	689.23			351.70	6,859.84
Samples	16.21												16.21
Social Media			69.00									2,800.00	2,869.00
Total for 7000 Advertising & Marketing	**11,542.56**	**18,815.54**	**11,903.53**	**2,967.21**	**759.90**	**3,018.66**	**1,955.93**	**6,148.03**	**3,694.90**	**3,298.09**	**11,169.56**	**13,283.97**	**$88,557.88**

Profit and Loss by Month

Philosopher Foods
January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
8000 General Administrative													
Bank Charges & Fees	16.94	3,169.37	565.14		295.10			-11.07	344.25	16.66	20.30	667.30	5,083.99
Certifications	82.55			510.00	0.69	15.17	1,974.02						2,582.43
Dues & Subscriptions	114.45	116.79	4,914.45	416.66	279.45	335.17	221.47		1,500.00	1,715.73	687.45	5,306.67	15,608.29
Equipment - Non Asset	151.61	2,135.75	950.00		518.88			150.00		323.47	2,636.86	1,688.41	8,554.98
Facility Expenses													
Facility Changeover Related							1,025.00						1,025.00
Rent	1,675.00	1,675.00	1,675.00	1,675.00	1,675.00	1,675.00	1,675.00	1,675.00	1,855.00	1,840.00	1,720.00	1,720.00	20,535.00
Repairs & Maintenance	1,096.05	7.97	1,335.56	112.61	48.51	370.55	201.94		194.09	1,495.79	982.62	1,985.49	7,831.18
Utilities	786.55	810.53	761.42	689.48	1,819.12	1,032.45	194.71	871.30	1,047.47	454.71	1,578.43	539.08	10,585.25
Total for Facility Expenses	**3,557.60**	**2,493.50**	**3,771.98**	**2,477.09**	**3,542.63**	**3,078.00**	**3,096.65**	**2,546.30**	**3,096.56**	**3,790.50**	**4,281.05**	**4,244.57**	**$39,976.43**
Insurance	72.78	47.35	40.38	40.38	130.71	969.04	1,067.38	181.89	591.02	3,026.44	682.98	402.48	7,252.83
Licenses & Permits				706.58			603.00				1,646.00	214.00	3,169.58
Meals & Entertainment	354.61		226.29	35.79	29.21			350.03	671.94	714.91	2,112.06	-161.26	4,333.58
Office Supplies	322.92	664.06	414.70	607.99	127.70	374.51	100.42	6.59	464.54	406.10	409.72	52.78	3,952.03
Payroll & Employee Related													
CalSavers Benefits	30.00	6.25	124.38										160.63
Payroll Processing Fees	188.00	188.00	223.00	188.00	324.40	164.00	164.00	176.00	176.00	176.00	188.00	176.00	2,331.40
Payroll Taxes	13,956.01	9,196.51	9,527.88	8,409.71	7,648.95	7,593.72	8,083.83	10,746.11	9,956.39	8,815.32	9,049.99	11,030.84	114,015.26
Wages - Admin	9,449.84	7,075.40	6,681.27	6,312.07	5,525.95	5,766.98	6,162.90	7,616.21	8,244.57	7,519.16	6,700.27	9,484.32	86,538.94
Wages - Management	17,399.45	10,996.87	8,911.05	11,458.98	11,722.68	11,986.41	11,986.40	14,983.02	14,983.00	11,986.40	11,986.39	13,222.56	151,623.21
Worker's Comp	815.50	815.50	815.50	815.50	815.50						2,188.74	1,152.41	7,418.65
Total for Payroll & Employee Related	**41,838.80**	**28,278.53**	**26,283.08**	**27,184.26**	**26,037.48**	**25,511.11**	**26,397.13**	**33,521.34**	**33,359.96**	**28,496.88**	**30,113.39**	**35,066.13**	**$362,088.09**
Professional Services							1,240.00			100.00			$1,340.00
Accounting & Finance	5,000.00	5,426.95	7,704.05	7,044.50	5,114.00	7,117.25	5,400.00	5,024.99	7,537.95	5,000.00	5,000.00	5,000.00	70,369.69
Business Consultants	2,080.00	2,582.50	2,500.00	82.50									$7,245.00
Operations Consultants	1,387.50										2,143.75		3,531.25
Total for Business Consultants	**3,467.50**	**2,582.50**	**2,500.00**	**82.50**							**2,143.75**		**$10,776.25**
Legal Fees					375.00								375.00
Total for Professional Services	**8,467.50**	**8,009.45**	**10,204.05**	**7,127.00**	**5,489.00**	**7,117.25**	**6,640.00**	**5,024.99**	**7,537.95**	**5,100.00**	**7,143.75**	**5,000.00**	**$82,860.94**
Software Dues	1,802.73	1,503.68	1,936.00	1,462.35	2,061.46	2,308.77	2,641.92	3,225.89	3,057.77	3,487.25	3,635.77	3,305.29	30,428.88
Taxes & Licenses							25.00		779.00	429.00			1,233.00
Travel	1,973.88	822.38	726.17	111.71	405.58	319.00	95.59	1,280.99	402.00	1,353.21	1,337.33	1,001.34	9,829.18
Uncategorized Expense	-6,670.97		-75.00		10.45								-6,735.52
Vehicle Expenses										941.28			941.28
Total for 8000 General Administrative	**52,085.40**	**47,240.86**	**49,957.24**	**40,679.81**	**38,928.34**	**40,028.02**	**42,862.58**	**46,276.95**	**51,804.99**	**49,801.43**	**54,706.66**	**56,787.71**	**$571,159.99**
8500 Research & Development	450.00	493.10	361.53	1,664.91	513.76		127.08	322.66		103.75	251.49	50.26	$4,338.54
Research & Development - Contractors		850.00											850.00
Total for 8500 Research & Development	**450.00**	**1,343.10**	**361.53**	**1,664.91**	**513.76**		**127.08**	**322.66**		**103.75**	**251.49**	**50.26**	**$5,188.54**
Bad Debt							2,763.36					2,720.82	5,484.18
PayPal Fees	126.75	101.82	173.42	107.78	145.42	484.47	133.92	69.19	58.75				1,401.52
Total for Expenses	**111,637.94**	**88,264.22**	**94,835.45**	**68,113.49**	**64,768.12**	**58,796.50**	**69,603.61**	**83,675.40**	**78,958.36**	**80,306.25**	**94,695.12**	**100,783.54**	**$994,438.00**
Net Operating Income	**-84,055.94**	**-69,120.65**	**-47,014.88**	**6,923.40**	**-31,653.59**	**-29,316.02**	**6,190.98**	**-42,912.08**	**-28,233.96**	**-47,528.75**	**-8,180.34**	**-50,703.29**	**-$425,605.12**
Other Income													
9000 Other Income							1.05	465.00					$466.05
Credit Card Rewards	53.68	11.55	33.53	13.22			8.32	6.59			295.34	1,989.14	2,411.37
Grant Income			25,000.00					1,250.00					26,250.00

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Other					2,852.00							704.71	3,556.71
Total for 9000 Other Income	53.68	11.55	25,033.53	13.22	2,852.00		9.37	1,721.59			295.34	2,693.85	$32,684.13
Total for Other Income	53.68	11.55	25,033.53	13.22	2,852.00		9.37	1,721.59			295.34	2,693.85	$32,684.13
Other Expenses													
9500 Other Expenses													
Interest Paid	4,492.06	4,487.15	7,581.67	4,782.55	5,843.59	5,122.73	2,632.94	2,821.23	4,951.25	3,888.32	4,278.23	7,951.35	58,833.07
Total for 9500 Other Expenses	4,492.06	4,487.15	7,581.67	4,782.55	5,843.59	5,122.73	2,632.94	2,821.23	4,951.25	3,888.32	4,278.23	7,951.35	$58,833.07
Total for Other Expenses	4,492.06	4,487.15	7,581.67	4,782.55	5,843.59	5,122.73	2,632.94	2,821.23	4,951.25	3,888.32	4,278.23	7,951.35	$58,833.07
Net Other Income	-4,438.38	-4,475.60	17,451.86	-4,769.33	-2,991.59	-5,122.73	-2,623.57	-1,099.64	-4,951.25	-3,888.32	-3,982.89	-5,257.50	-$26,148.94
Net Income	-88,494.32	-73,596.25	-29,563.02	2,154.07	-34,645.18	-34,438.75	3,567.41	-44,011.72	-33,185.21	-51,417.07	-12,163.23	-55,960.79	-$451,754.06

Statement of Cash Flows

Philosopher Foods

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-452,065.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	99,449.10
Accounts Receivable	6,040.76
Bank of America x6406	-7,648.53
Chase Card x1764	2,193.21
Citi - Credit Card (3707)	-4,780.99
Credit Key Loan	4,316.34
Deferred Revenue	-5,337.81
Inventory Asset:Base Ingredients	7,567.27
Inventory Asset:Finished Goods	27,829.16
Inventory Asset:Materials - Packaging	-1,172.59
Inventory Asset:Materials - Sanitation	-640.38
Inventory Asset:Materials - Shipping Supplies	1,665.39
Inventory Asset:Prepaid Inventory	0.00
Inventory Asset:WIP	-6,475.58
Marsh - PO Factoring	0.00
Owner Loan - Tim Richards	6,861.80
Paypal Loan	0.00
Payroll Liability	0.00
Prepaid Invoice	-4,475.97
Skypoint x7858	1,516.37
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$126,907.55**
Net cash provided by operating activities	**-$325,158.39**
INVESTING ACTIVITIES	
Machinery & Equipment	-58,440.46
Machinery & Equipment:Leasehold Improvements	-23,844.29
Machinery & Equipment:Packaging Machine (High Speed)	-120,399.76
Net cash provided by investing activities	**-$202,684.51**
FINANCING ACTIVITIES	
CARE Notes-:9Five15 Investments LLC - CARE Note	25,000.00
CARE Notes-:Armigo - CARE note	326.59
CARE Notes-:Corsaro Family - CARE Note	1,000.00
CARE Notes-:Dowdell - CARE note	1,000.00
CARE Notes-:Friedlander - CARE Note #1	500.00
CARE Notes-:Friedlander - CARE Note #2	1,000.00
CARE Notes-:Herzing - CARE Note	1,584.28
CARE Notes-:Raines Cohen - CARE note #1	2,107.70
CARE Notes-:Raines Cohen - CARE note #2	810.40
CARE Notes-:Rhys Marsh - CARE note #1	1,000.00
CARE Notes-:Rhys Marsh - CARE Note #2	1,000.00
CARE Notes-:Rhys Marsh - CARE Note #3	1,000.00
CARE Notes-:Rhys Marsh - CARE Note #4	141.30
CARE Notes-:Rhys Marsh - CARE Note #5	50,000.00
CARE Notes-:RiverStyx Foundation - CARE Note	25,000.00

Statement of Cash Flows

Philosopher Foods

January-December, 2025

FULL NAME	TOTAL
CARE Notes-:TSasque LLC - CARE Note	-4,000.00
Convertible Notes:Dottie Pendleton - Convertible Note	20,000.00
Convertible Notes:Dowdell - Convertible #2	24,000.00
Convertible Notes:Michael Mojher - Note #2	10,000.00
Convertible Notes:Sassafras - Convertible Note	316,000.00
Due to Lenders:Frederick Smith - Loan	20,000.00
Due to Lenders:Patrick Magoon - Loan	8,357.83
Due to Lenders:Weidman	-14,437.53
Fermentorium Loan - Leaf	-3,147.00
Forklift/Racking Loan - Leaf	-6,260.64
Grinder Loan - Leaf	50,773.34
Loan - Kiva	-5,416.71
Opening Balance Equity	55,327.19
Owner Distributions	-430.78
Pacific Community Ventures	-32,604.86
Packaging Attachment Loan - Leaf	7,308.99
Packaging Machine Loan - Leaf	43,800.69
Retained Earnings	-58,985.71
Senior CARE:Friedlander - Senior CARE #1	35,000.00
Senior CARE:Rhys Marsh - Senior CARE #1	35,000.00
Net cash provided by financing activities	**$611,755.08**
NET CASH INCREASE FOR PERIOD	**$83,912.18**
Cash at beginning of period	**$148,317.11**
CASH AT END OF PERIOD	**$232,229.29**

The Philosopher's Stoneground, Inc
Statement of Changes in Equity

Accounts	2025
Opening balance of stockholders' equity (Jan 1, 2025)	(1,856,829.84)
Net loss	(451,754.06)
Owner distributions	(144.76)
Issuance / equity adjustments	55,327.19
Other adjustments	67,200.18
Total changes in equity	(329,371.45)
Closing balance of stockholders' equity (Dec 31, 2025)	(2,186,201.29)

The Philosopher's Stoneground, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

The Philosopher's Stoneground, Inc (the "Company") is a corporation organized on May 14, 2014 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.